Tiburon International Trading Corp.

Xinkaicun, group 5, Weizigouzhen, Jiutai

Changchun, Jilin province, China 130519

Tel: +852 8170 3801

July 5, 2018

Mr. Sergio Chinos,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Tiburon International Trading Corp.

       Amendment No.1 Registration Statement on Form S-1

       Filed May 25, 2018

       File No. 333-223568

Dear Mr. Sergio Chinos:

Tiburon International Trading Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated June 8, 2018 (the "Comment Letter"), with reference to the Company's amendment No.1 to registration statement on Form S-1 filed with the Commission on May 25, 2018.

In addition to the Amended Registration Statement, the Company supplementally respond to the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Government and Industry Regulation, page 16

1. We note your response to comment 5. Please expand your disclosure to discuss the various U.S. and Chinese regulations specifically related to your business and offering. For example, please disclose whether there are any specific regulatory requirements affecting access to the funds raised in this offering or regulations related to currency conversion restrictions.

The company’s response: We have added a disclosure to discuss Chinese regulation related to our business and added regulations related to currency conversion restrictions. We have also added a disclosure that because our bank account is located in the US, we will have access to the funds raised in this offering.

Please direct any further comments or questions you may have to the company at tiburoninternational@yahoo.com.

Thank you.

Sincerely,

/S/ Yun Cai

Yun Cai, President